Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

William Blair & Company, L.L.C.

150 N. Riverside Plaza

Chicago, Illinois 60606

October 23, 2020

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Courtney Lindsay
Joe McCann
David Burton
Jeanne Baker

Re:	Biodesix, Inc.
Registration Statement on Form S-1, as amended (File No. 333-249260)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Biodesix, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on October 27, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sidley Austin LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated October 21, 2020:

(i)	Dates of distribution: October 21, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 2,300

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC WILLIAM BLAIR & COMPANY, L.L.C.

Acting severally on behalf of themselves and the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Valerie Dixon
	Name:	Valerie Dixon
	Title:	Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
	Name:	Steve Maletzky
	Title:	Managing Director